Filed by Emmaus Life Sciences, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14-a-12 of the
Securities Exchange Act of 1934

Subject Companies:
Emmaus Life Sciences, Inc.
Commission File No.: 000-53072
MYnd Analytics, Inc.
Commission File No.: 001-35527

Emmaus Life Sciences Launches Its Commercial Co-Payment Assistance Program for Endari™

January 28, 2019 7:00 AM Eastern Daylight Time

TORRANCE, CA.--(BUSINESS WIRE) -- Emmaus Life Sciences, Inc. (Emmaus), a leader in sickle cell disease treatment, announced today that it will provide financial assistance to help eligible patients afford their monthly co-payment for Endari™ (L-glutamine oral powder)1. The program is limited to financially eligible patients covered by commercial insurance.

A significant number of individuals with sickle cell disease are covered by commercial insurance. In some cases, patients may have difficulty affording the monthly co-payment amount.

Mark Diamond, Emmaus’ Vice President of Commercialization, commented: “We are committed to removing barriers between patients and Endari – giving a greater number of patients access to our effective treatment for sickle cell disease.”

To access this program, individuals must complete a “Patient Financial Assistance Application”. The application is available at pharmacies participating in the Endari Pharmacy Network and via the EndariRx.com website. Patients may also contact Emmaus at 855-723-5646 or via email at CoPay@EndariRx.com should they have any questions.

Eligible patients will be required to pay a modest monthly co-payment and Emmaus will provide support beyond that, subject to an annual limit.

Yutaka Niihara, M.D. the founder and CEO of Emmaus stated: “Helping patients gain access to Endari is consistent with our corporate mission of improving the lives of individuals affected by sickle cell disease.”

1About Endari™ (L-glutamine oral powder)

Indication

Endari is indicated to reduce the acute complications of sickle cell disease in adult and pediatric patients five years of age and older.

Important Safety Information

The most common adverse reactions (incidence >10 percent) in clinical studies were constipation, nausea, headache, abdominal pain, cough, pain in extremities, back pain, and chest pain.

Adverse reactions leading to treatment discontinuation included one case each of hypersplenism, abdominal pain, dyspepsia, burning sensation, and hot flash.

The safety and efficacy of Endari in pediatric patients with sickle cell disease younger than five years of age has not been established.

For more information, please see full Prescribing Information of Endari at: www.ENDARIrx.com/PI.

About Emmaus Life Sciences, Inc.

Emmaus Life Sciences, Inc. is a biopharmaceutical company engaged in the discovery, development and commercialization of innovative treatments and therapies primarily for rare and orphan disease. Its lead product, Endari, demonstrated positive clinical results in the completed Phase 3 clinical trial for sickle cell anemia and sickle ß0-thalassemia and has received U.S. FDA approval. Visit: http://www.emmausmedical.com.

Forward-Looking Statements This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, regarding the research, development and potential commercialization of pharmaceutical products. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. Additional risks and uncertainties are described in reports filed by Emmaus Life Sciences, Inc. with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Emmaus is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Media Contacts:

David Schull or Caroline Cunningham

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

caroline.cunningham@russopartnersllc.com